Filed Pursuant to Rule 433

Registration No. 333-197818

October 26, 2016

Term Sheet

$50,000,000

4.75% Fixed-to-Floating Rate Subordinated Notes due November 1, 2026

This term sheet relates only to the securities described below and supplements and should be read together with the preliminary prospectus supplement dated October 26, 2016 and the accompanying prospectus (including the documents incorporated by reference therein) relating to those securities. Capitalized terms used in this term sheet but not defined have the meanings given to them in such preliminary prospectus supplement.

Issuer:	Enterprise Financial Services Corp (the “Company”)

Securities Offered:	4.75% Fixed-to-Floating Rate Subordinated Notes due November 1, 2026

Aggregate Principal Amount:	$50,000,000

Rating:

Kroll Bond Rating Agency: BBB

A rating reflects only the view of a rating agency, and it is not a recommendation to buy, sell or hold the Notes. Any rating can be revised upward or downward or withdrawn at any time by a rating agency if such rating agency decides that circumstances warrant that change. Each rating should be evaluated independently of any other rating.

Trade Date:	October 27, 2016

Settlement Date:	November 1, 2016

Final Maturity (if not previously redeemed):	November 1, 2026

Interest Rate:

From and including the original issue date to but excluding November 1, 2021, a fixed per annum rate of 4.75%.

From and including November 1, 2021, through maturity, a floating per annum rate equal to three-month LIBOR (provided, however, that in the event three-month LIBOR is less than zero, three-month LIBOR shall be deemed to be zero) plus 338.7 basis points.

Issue Price to Investors:	100%

Interest Payment Dates:	Interest on the Notes will be payable on May 1 and November 1 of each year through, but not including, November 1, 2021, and thereafter on February 1, May 1, August 1 and November 1 of each year to, but excluding the maturity date or earlier redemption. The first interest payment will be made on May 1, 2017.

Day Count Convention:	30/360 to but excluding November 1, 2021, and, thereafter, a 360-day year and the number of days actually elapsed.

Optional Redemption:	The Company may, at its option, beginning with the Interest Payment Date of November 1, 2021 and on any scheduled Interest Payment Date thereafter, redeem the Notes, in whole or in part, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed plus accrued and unpaid interest to, but excluding, the date of redemption.

Special Event Redemption:	The Notes may not be redeemed prior to November 1, 2021, except that the Company may redeem the Notes at any time, at its option, in whole or in part, if (i) a change or prospective change in law occurs that could prevent the Company from deducting interest payable on the Notes for U.S. federal income tax purposes, (ii) a subsequent event occurs that precludes the Notes from being recognized as Tier 2 capital for regulatory capital purposes, or (iii) the Company is required to register as an investment company under the Investment Company Act of 1940, as amended, in each case, at a redemption price equal to 100% of the principal amount of the Notes plus any accrued and unpaid interest through, but excluding, the redemption date. For more information, see ‘‘Description of the Notes – Redemption” in the preliminary prospectus supplement dated October 26, 2016.

Denomination:	$1,000 denominations and integral multiples of $1,000

Listing and Trading Markets:	The Company does not intend to list the Notes on any securities exchange or to have the Notes quoted on a quotation system. Currently there is no public market for the Notes and there can be no assurances that any public market for the Notes will develop.

Underwriter’s Discount:	1.50%

Proceeds to the Company (after underwriting discount, but before expenses):	$49,250,000

Use of Proceeds:	The Company intends to use the net proceeds from this offering for general corporate purposes, which may include refinancing, reduction or repayment of debt; investments in Enterprise Bank & Trust as regulatory capital and in other subsidiaries; financing of possible acquisitions, including funding the cash portion of the consideration to be paid pursuant to the terms of the merger agreement with Jefferson County Bancshares, Inc.; repurchases of capital stock; expansion of business; and investments at the holding company level.

CUSIP / ISIN:	293712 AA3 / US293712AA32

Underwriter:	Sandler O’Neill + Partners, L.P.

The Company has filed a shelf registration statement (File No. 333-197818) (including a base prospectus) and a related preliminary prospectus supplement dated October 26, 2016 with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, and the related preliminary prospectus supplement and any other documents that the Company has filed with the SEC for more information about the Company and the offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Company, the Underwriter or any dealer participating in the offering will arrange to send you the prospectus and the related preliminary prospectus supplement if you request it by calling Sandler O’Neill + Partners, L.P. toll-free at 866-805-4128.